P.E. 11/30/01

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended November 2001 File No. 0-29948

STARFIELD RESOURCES INC.
(Name of Registrant)

420 – 625 Howe Street, Vancouver, British Columbia, CANADA V6C 2T6
(Address of principal executive offices)

1. Interim Financial Statements for the Period Ended November 30, 2001
2. Form 51 – 901F – Quarter Ended November 30, 2001
3. Press Release: December 28, 2001
4. Press Release: December 28, 2001
5. Press Release: February 6, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIELD RESOURCES INC.
(Registrant)

February 7, 2002
Date

By: /s/ Glen J. Indra, President

STARFIELD RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2001

(Unaudited – See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTICE TO READER

We have complied the interim balance sheet of Starfield Resources Inc. as at November 30, 2001 and the interim statements of loss and deficit and cash flow for the third quarter then ended from the information provided by company's management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Loewen Stronach & Co."
Chartered Accountants

Vancouver, BC
January 2, 2002

STARFIELD RESOURCES INC.

INTERIM BALANCE SHEET

NOVEMBER 30, 2001

(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	November 30 2001 $	February 28 2001 $
ASSETS		
CURRENT ASSETS		
Cash	473,908	440,489
Accounts receivable	109,315	62,992
Refundable deposits	35,000	-
Prepaid expenses	77,000	110,000
	695,223	613,481
MINERAL PROPERTIES (Note 4)	14,220,249	9,136,616
CAPITAL ASSETS (Note 5)	54,070	63,188
	14,969,542	9,813,285
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	757,009	809,940
Current portion of obligation under capital leases (Note 6)	15,683	15,683
	772,692	825,623
OBLIGATION UNDER CAPITAL LEASES (Note 6)	16,919	28,681
	789,611	854,304
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	17,256,497	11,143,329
DEFICIT	(3,076,566)	(2,184,348)
	14,179,931	8,958,981
	14,969,542	9,813,285

APPROVED BY THE DIRECTORS:

"Glen Indra"
Director

"Glen MacDonald"
Director

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF LOSS AND DEFICIT
FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2001
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	Third Quarter ended		Year-to-date	
	November 30 2001 $	November 30 2000 $	November 30 2001 $	November 30 2000 $
REVENUE				
Interest	445	732	2,446	1,871
EXPENSES				
Consulting fees	53,597	20,955	183,690	126,533
Advertising and promotion	13,396	42,939	121,298	64,514
Travel	40,026	46,461	111,753	54,935
Rent and office services	38,119	19,507	111,114	64,575
Accounting and legal	39,589	25,122	89,359	86,358
Computer	38,921	23,869	90,133	32,669
Transfer and regulatory fees	18,955	19,376	52,966	45,391
Office	13,949	15,996	45,466	36,186
Management fees	12,000	12,000	36,000	35,500
Investor relations	9,000	9,000	27,000	35,150
Telephone	4,646	5,304	13,877	10,882
Amortization	4,089	2,697	12,118	6,493
Interest on capital lease	3,378	2,000	9,245	4,357
Interest and bank charges (reversed)	1,263	439	(9,355)	1,009
	290,928	245,665	894,664	604,552
LOSS	(290,483)	(244,933)	(892,218)	(602,681)
DEFICIT – BEGINNING	(2,786,083)	(1,643,520)	(2,184,348)	(1,285,772)
DEFICIT – ENDING	(3,076,566)	(1,888,453)	(3,076,566)	(1,888,453)
LOSS PER SHARE	(0.01)	(0.02)	(0.03)	(0.04)

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF CASH FLOW
FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2001
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	Third Quarter ended		Year-to-date	
	November 30 2001 $	November 30 2000 $	November 30 2001 $	November 30 2000 $
OPERATING ACTIVITIES				
Loss	(290,483)	(244,933)	(892,218)	(602,681)
Add non cash item:				
Amortization	4,089	2,697	12,118	6,493
	(286,394)	(242,236)	(880,100)	(596,188)
Cash provided by changes in non-cash working capital items:				
Accounts receivable	115,671	(34,144)	(46,323)	(65,561)
Refundable deposits	-	-	(35,000)	(2,000)
Prepaid expenses	101,500	17,817	33,000	(4,100)
Accounts payable and accrued liabilities	(898,113)	661,875	(52,931)	884,965
	(967,336)	403,312	(981,354)	217,116
INVESTING ACTIVITIES				
Mineral properties	(960,426)	(1,893,251)	(5,083,633)	(4,081,143)
Acquisition of capital assets	-	(6,268)	(3,000)	(8,755)
	(960,426)	(1,899,519)	(5,086,633)	(4,089,898)
FINANCING ACTIVITIES				
Repayment of capital lease liability	(3,921)	(2,048)	(11,762)	(6,143)
Issuance of common shares, units and special warrants *net of issue costs*	2,389,083	1,234,520	6,113,168	3,695,600
	2,385,162	1,232,472	6,101,406	3,689,457
INCREASE IN CASH	457,400	(263,735)	33,419	(183,325)
CASH – beginning	16,508	341,545	440,489	261,135
CASH – ending	473,908	77,810	473,908	77,810

Notes to statement of cash flow:

1) Cash consists of balances with banks

2) Interest and income taxes paid

Interest paid	4,566	2,439	10,433	5,366

See accompanying notes to interim financial statements

Income taxes paid

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2001
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1 STATEMENT OF MANAGEMENT ON UNAUDITED INTERIM FINANCIAL STATEMENTS

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

Note 2 OPERATIONS

a) Incorporation

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its activity is engaging in the exploration and development of mineral properties.

b) Going Concern

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

c) Nature of Operations

The Company is in the process of exploring certain mineral properties. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and through private placements and underwritings.

Note 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Commitments and Contingencies

The Company's activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its explorations comply in all material respects with all applicable laws and regulations.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2001
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

Note 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

c) Capital Assets and Amortization

Capital assets are recorded at cost with amortization provided as follows:

Office equipment under capital lease	20% diminishing balance
Computers under capital lease	20% diminishing balance
Computers	30% diminishing balance
Office equipment	20% diminishing balance

In the period of acquisition only one-half the normal rate is applied.

d) Income Taxes

In December 1997 the Canadian Institute of Chartered Accountants issued Handbook Section 3465, Accounting for Income Taxes, which requires a change from the deferral method of accounting for income taxes to the liability method of accounting for income taxes effective January 1, 2000. Since the Company has no history of profits, management believes that it is more likely than not that any of the future tax assets will not be realized and therefore has provided a full valuation allowance against the future tax assets. Accordingly, there is no future tax asset or liability recorded for any period.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2001
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

Note 3 SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

e) Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 7 a). No compensation expense is recognized for these plans when stock options are issued to employees, consultants or members of the Board of Directors. Any consideration paid by employees, consultants or members of the Board of Directors upon exercise of stock options is recorded as an increase to share capital.

f) Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the period. All outstanding options, purchase warrants and units are anti-dilutive, and therefore have no effect on the determination of loss per share.

Note 4 MINERAL PROPERTIES

	November 30 2001 $	February 28 2001 $
Ferguson Lake claims[1]		
• Property acquisition deposit	75,000	75,000
• Treasury shares issued	1,700,000	1,700,000
• Annual advance royalty	75,000	75,000
• Exploration work	12,370,249	7,286,616
	14,220,249	9,136,616

[1] Ferguson Lake

Under the terms of the purchase agreement, the Company has earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The

Company has the right to purchase 1% of the net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

(Presented in Canadian Dollars)

Note 5 CAPITAL ASSETS

	November 30 2001			February 28 2001
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $
Office equipment under capital lease	40,798	15,830	24,968	29,374
Computers under capital lease	29,143	9,944	19,199	24,773
Computers	7,578	2,585	4,993	6,441
Office equipment	5,889	979	4,910	2,600
	83,408	29,338	54,070	63,188

Note 6 OBLIGATION UNDER CAPITAL LEASES

The Company has four lease agreements for computers and office equipment accounted for as capital leases. Current payments are $2,061 monthly expiring April 2003 through June 2003.

The following is a schedule of future lease payments

	November 30 2001 $	February 28 2001 $
Total minimum lease payments	46,035	64,581
Less amount representing interest	(13,433)	(20,217)
Balance of obligations	32,602	44,364
Less current portion	(15,683)	(15,683)
Non-current portion	16,919	28,681

Next 12 months ending:		
– 2002	15,683	15,683
– 2003	16,919	15,683
– 2004	-	12,998
	32,602	44,364

... /5

(Presented in Canadian Dollars)

Note 7 SHARE CAPITAL

	November 30 2001 $	February 28 2001 $
Authorized:		
Unlimited number of common voting shares without nominal or par value		
Unlimited number of First Preferred Shares		
Unlimited number of Second Preferred Shares		
Issued and fully paid:		
37,604,855 Common shares (February 28, 2001 – 25,577,500)	14,295,247	8,499,401
Obligation to issue shares:		
Special warrants [(1)]	-	799,000
Units [(2)]	2,961,250	139,500
Offering memorandum	-	1,705,428
	$17,256,497	$11,143,329

[(1)] Special warrants:

The Company has signed irrevocable agreements and received funds from special warrants subscribers. Pursuant to the agreements, the Company has an obligation to issue common shares and share purchase warrants to those subscribers after a four-month hold period from closing dates.

	November 30 2001 #	November 30 2001 $	February 28 2001 #	February 28 2001 $
200,000 special warrants at $0.50 per unit. Each unit when exercised resulted in one common share and a share purchase warrant, closing date May 18, 2000.	-	-	200,000	100,000

90,000 special warrants at $1.10 per unit. Each unit when exercised resulted in one common share and a share purchase warrant. All shares are flow-through shares whereby the Company renounced $99,000 in exploration expenses, transferring the income tax deduction to the shareholders. Closing date September 22, 2000.	-	-	90,000	99,000

…/6

(Presented in Canadian Dollars)

Note 7 SHARE CAPITAL (continued)

(1) Special warrants (continued):

	November 30 2001 #	$	February 28 2001 #	$
600,000 special warrants at $0.50 per unit. Each unit when exercised resulted in one common share and a share purchase warrant. 200,000 shares are flow-through shares whereby the Company renounced $100,000 in exploration expenses, transferring the income tax deduction to the shareholders. Closing date October 16, 2000.	-	-	600,000	300,000
600,000 special warrants at $0.50 per unit. Each unit when exercised resulted in one common share and a share purchase warrant. 200,000 shares are flow-through shares whereby the Company renounced $100,000 in exploration expenses, transferring the income tax deduction to the shareholders. Closing date November 21, 2000.	-	-	600,000	300,000
	-	-	1,490,000	$799,000

(2) Units:

	November 30 2001 #	$	February 28 2001 #	$
4,001,000 units of August 14, 2001 private placement were subscribed at $0.50 per unit. Each unit when exercised will result in one common share and one share purchase warrant. The Company raised $1,840,500, net of $160,000 finder fees, from issuance of the units.	4,001,000	1,840,500	-	-
2,475,000 units of November 2, 2001 private placement were subscribed at $0.50 per unit. Each unit when exercised will result in one common share and one share purchase warrant. The Company raised $1,120,750, net of $116,750 finder fees, from issuance of the units. The private placement is subject to regulatory approval.	2,475,000	1,120,750	-	-

... /7

(Presented in Canadian Dollars)

Note 7 SHARE CAPITAL (continued)

(2) Units:

	November 30 2001 #	November 30 2001 $	February 28 2001 #	February 28 2001 $
333,334 units of December 28, 2000 private placement were subscribed at $0.45 per unit. Each unit when exercised resulted in one common share and a ½ share purchase warrant. All 333,334 shares are flow-through shares whereby the Company renounced $150,000 in exploration expenses, transferring the income tax deduction to the shareholders. The Company raised $139,500, net of $10,500 finder fees, from this issue.	-	-	333,334	139,500
	6,476,000	$2,961,250	333,334	$139,500

During the period issued share capital increased as follows:

	Third Quarter ended November 30, 2001 #	Third Quarter ended November 30, 2001 $	Year-to-date November 30, 2001 #	Year-to-date November 30, 2001 $
For cash:				
– exercise of options	-	-	967,800	439,010
– exercise of warrants	666,667	345,334	1,436,667	788,834
Non-cash transactions:				
Exercise of obligation to issue shares instruments				
– Special warrants conversion	-	-	1,490,000	799,000
– Units conversion (net)	1,673,692	908,948	8,132,888	3,769,002
	2,340,359	1,254,282	12,027,355	5,795,846

Included in issued share capital are 1,416,668 shares (February 28, 2001 – 1,416,668) held in escrow. During the period, no shares were released from escrow.

.../8

(Presented in Canadian Dollars)

Note 7 SHARE CAPITAL (continued)

a) Options

The Company has a fixed stock option plan pursuant to the Canadian Venture Exchange policy which permits the issuance of options of up to 10% of the Company's issued share capital.

Stock options outstanding as at November 30, 2001:

155,000 common shares @ $0.15 each to July 9, 2003
88,000 common shares @ $0.50 each to May 4, 2004
100,000 common shares @ $0.40 each to November 19, 2004
200,000 common shares @ $0.40 each to January 21, 2005
65,000 common shares @ $0.50 each to April 10, 2005
616,000 common shares @ $0.44 each to October 23, 2005
927,000 common shares @ $0.50 each to May 4, 2006
2,151,000

b) Warrants

Share purchase warrants outstanding as at November 30, 2001:

3,879,000 common shares @ $1.00 each to December 29, 2001[1]
836,846 common shares @ $0.75 each to June 8, 2001
2,246,862 common shares @ $0.60 each to April 11, 2003
6,962,708

[1] See Subsequent events Note 11 b.

During the period, the following share purchase warrants expired:

771,000 common shares @ $1.38 each to September 22, 2001
600,000 common shares @ $0.60 each to October 16, 2001

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2001
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

Note 8 RELATED PARTY TRANSACTIONS

During the period, the Company had the following transactions with officers and directors of the Company and companies with which officers or directors are related:

	Third Quarter $	Year-to-date $
Exploration costs:		
Consulting fees	9,000	27,000
Due from related party	10,393	10,393
Expenses:		
Management fees	12,000	36,000

Note 9 ACCUMULATED LOSSES

The Company has accumulated losses for Canadian income tax purposes of $3,248,433 which may be carried forward and used to reduce taxable income in future years. Under present tax legislation these losses will expire as follows:

	$
2002	63,494
2003	116,264
2004	40,171
2005	46,056
2006	348,453
2007	569,846
2008	1,177,797
2009	886,352
	3,248,433

... /10

(Presented in Canadian Dollars)

Note 10 LEASE OBLIGATIONS

The Company leases its premises under an agreement expiring October 31, 2005. Minimum annual rents are $34,304 plus a proportionate share of the property taxes and operating expenses.

The total minimum obligation under this lease over the next five years is as follows:

	$
12 months ended November 30	
- 2002	34,304
- 2003	34,304
- 2004	34,304
- 2005	31,446

Note 11 SUBSEQUENT EVENTS

a) In December 2001, the Company received $100,000 for 200,000 units of the December 28, 2001 private placement at $0.50 per unit. The private placement is subject to regulatory approval.

b) 3,879,000 share purchase warrants expired December 29, 2001.

Note 12 UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

a) Exploration Expenditures

Under CDN GAAP, exploration expenditures are capitalized until the property is sold or abandoned. If operations commence, the deferred expenditures are amortized over the expected benefit period. There can be no assurance of the commencement of operations. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

b) Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 "Accounting for stock-based Compensation" is effective for fiscal years beginning after December 15, 1995 and encourages, but does not require, companies to record the compensation cost for stock-based employee compensation plans at fair value at the grant date. Accordingly, the compensation cost for stock options is measured at the excess, if any, of the quoted market price of the Company's stock at the date of grant of the stock option over the amount an employee must pay to acquire the stock. The exercise price of the employee stock options at the grant dates were equal to or greater than the quoted market price requiring no compensation costs to be recorded.

In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB No. 25)*. This Interpretation does not have a material effect on the financial statements.

c) Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the periods presented.

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2001
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

NOTE 12 UNITED STATES ACCOUNTING PRINCIPLES (continued)

d) Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow. Under US GAAP escrow shares which are released upon the Company meeting certain criteria are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares' original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow. There were no common shares released from escrow during the period.

e) The following summarizes the balance sheet items with material variations under US GAAP:

	November 30 2001 $	February 28 2001 $
Mineral property	-	-
Share capital	19,619,837	13,506,669
Contributed capital	164,500	164,500
Deficit	(19,824,655)	(13,848,804)

f) The following table summarizes the effect on loss of differences between CDN GAAP and US GAAP:

	Third quarter ended		Year-to-date	
	November 30, 2001 $	November 30, 2000 $	November 30, 2001 $	November 30, 2000 $
Net income (loss) under CDN GAAP	(290,483)	(244,933)	(892,218)	(602,681)
US GAAP material adjustments:				
• Write-off of mineral property expenditures	(960,426)	(1,893,251)	(5,083,633)	(4,081,143)
• Compensation expense:				
- escrow share release	-	(1,428,332)	-	(1,428,332)

Net loss under US GAAP	(1,250,909)	(3,566,516)	(5,975,851)	(6,112,156)
Loss per share under US GAAP	(0.04)	(0.22)	(0.18)	(0.38)
Weighted average number of shares	33,541,342	16,255,190	33,541,342	16,255,190

.../13

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2001
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

NOTE 12 UNITED STATES ACCOUNTING PRINCIPLES (continued)

g) The following table summarizes the effect on shareholders' equity (deficiency) after considering the US GAAP adjustments:

	Share Capital $	Contributed Capital $	Accumulated Deficit $	Total Shareholders' equity (Deficiency) $
Balance – February 28, 2001	13,506,669	164,500	(13,848,804)	(177,635)
Share capital issued under CDN GAAP	6,113,168	-	-	6,113,168
Loss under CDN GAAP	-	-	(892,218)	(892,218)
US GAAP material adjustments:				
• Mineral property write-off	-	-	(5,083,633)	(5,083,633)
Balance – November 30, 2001	19,619,837	164,500	(19,824,655)	(40,318)

SCHEDULE "A"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F –Quarter Ended November 30, 2001

THE THIRD FISCAL QUARTER REPORT FORM 51 – 901F

Issuer Details:

For the financial quarter ended:	November 30, 2001
Date of report:	January 2, 2002
Name of issuer:	STARFIELD RESOURCES INC.
Issuer's address:	420 625 Howe Street, Vancouver BC
Issuer's fax no.:	(604) 608-0344
Issuer's telephone no.:	(604) 608-0400
Contact person:	Glen Indra
Contact position:	President
Contact telephone no.:	(604) 608-0400

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director's name:	Glen Indra	Date signed: January 29, 2002
Director's name:	Glen MacDonald	Date signed: January 29, 2002

SCHEDULE "B"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F –Quarter Ended November 30, 2001

SCHEDULE B:1 ANALYSIS OF EXPENSES AND DEFERRED COSTS

See interim statement of loss and deficit and notes to interim financial statements.

Deferred Exploration Work for the quarter breakdown:

- Camp support costs including fuel requirements	$ 75,156
- Mobilization and demobilization	152,810
- Diamond drilling	259,529
- Personnel	128,810
- Aircraft support including helicopter moves	245,736
- Analytical and Geophysical Services	98,385
	$ 960,426

SCHEDULE B:2 RELATED PARTY EXPENDITURES (NOT AT ARMS-LENGTH)

See notes to interim financial statements

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER

Date of issue	October 3, 2001	October 31, 2001	November 13 2001	November 19, 2001
Type of security	Common shares	Common shares	Common shares	Common shares
Type of issue	Private placement units – June 8, 2001	Purchase warrants	Purchase warrants	Purchase warrants.
Number/amount	1,673,692	66,667	74,750	525,250
Price	$0.60	$0.50	$0.52	$0.52
Total proceeds	$908,949 (1)	$33,333	$38,870	$273,130
Type of consideration	Exercise of units	Cash	Cash	Cash
Commission	Nil	Nil	Nil	Nil

Date of issue	From September 10 to October 17, 2001	From October 26 to November 30, 2001		
Type of security	Units	Units		
Type of issue	Private placement – August 14, 2001	Private placement – November 2, 2001		
Number/amount	2,001,000	2,475,000		
Price	$0.50	$0.50		
Total proceeds	$923,000(2)	$1,120,750 (3)		
Type of consideration	Cash	Cash		
Commission	Nil	Nil		

(1) Units conversion, net of $95,266 finder fees (proceeds received in previous quarter)

(2) Net of $77,500 finder fees

(3) Net of $116,750 finder fees

SCHEDULE "B"

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F –Quarter Ended November 30, 2001

SCHEDULE B:3(b) SUMMARY OF OPTIONS GRANTED IN THE QUARTER

Date of granted	Number	Name of optionee	Exercise price	Expiry date
Nil				

SCHEDULE B:4(a) and (b) AUTHORIZED AND ISSUED SHARE CAPITAL

Class	Par Value	Authorized	Issued	
			Number	*Amount (net of share issue costs)*
Common	NPV	Unlimited	37,604,855	$14,295,247
First Preferred Shares	NPV	Unlimited	-	-
Second Preferred Shares	NPV	Unlimited	-	-

SCHEDULE B:4(c) OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING

Security	Number Or Amount	Exercise or Convertible	Expiry Date
Options	155,000 shares	$0.15/share	July 9, 2003
Options	88,000 shares	$0.50/share	May 4, 2004
Options	100,000 shares	$0.40/share	November 19, 2004
Options	200,000 shares	$0.40/share	January 21, 2005
Options	65,000 shares	$0.50/share	April 10, 2005
Options	616,000 shares	$0.44/share	October 23, 2005
Options	927,000 shares	$0.50/share	May 4, 2006
Warrants	3,879,000 shares	$1.00/share	December 29, 2001
Warrants	836,846 shares	$0.75/share	June 8, 2002
Warrants	2,246,862 shares	$0.60/share	April 11, 2003
Total options/warrants	**9,113,708 shares**		

SCHEDULE B:4(d) SHARES IN ESCROW

Escrowed common shares 1,416,668

SCHEDULE B:5 DIRECTORS AND OFFICERS

Glen Indra
Glen MacDonald

Kelly Kerr
Henry Giegerich

SCHEDULE 'C'

MANAGEMENT DISCUSSION
STARFIELD RESOURCES INC.
Form 51-901F
THIRD QUARTER ENDING NOVEMBER 30, 2001

Ferguson Lake

During the three months ended **November 30, 2001,** the Company continued exploration at its Ferguson Lake project. The program, designed to develop tonnage in the West Zone and simultaneously test the unexplored lower portion of the UTEM geophysical conductor where higher grades of Nickel, Copper and PGE's were encountered in the latter part of the year 2000 drill program, continues to meet with success.

During the quarter ended November 30, 2001 the Company released assay results for 6 further diamond drill holes on the West Zone and are summarized and discussed below.

Hole No.		Interval (m)	Length m	(ft)	Cu	Ni	Co (%)	Pd g/t	Pt g/t	Pd+Pt g/t
FL01-91 63+00W		794.12-815.08	20.88	69	1.37%	0.89%	0.105	2.38	0.52	2.90
	(including	802.00-815.00	13.00	39	1.25%	0.94%	0.087	2.19	0.31	2.50)
	(including	802.00-808.00	6.00	20	1.58%	0.91%	0.094	2.46	0.25	2.71)
	(including	811.00-815.00	4.00	13	0.69%	1.02%	0.12	2.20	0.26	2.46)
FL01-89 66+00W		769.35-776.80	7.45	25	1.15%	0.71%	0.075	1.97	0.62	2.59
	(including	769.35-773.20	3.85	13	1.48%	0.66%	0.074	1.83	0.87	2.70)
		796.90-815.75	18.85	62	0.83%	0.50%	0.060	1.38	0.24	1.62
		801.10-808.50	7.40	24	1.10%	0.71%	0.095	1.96	0.16	2.12
	(including	813.00-815.75	2.75	9	1.50%	0.87%	0.097	2.42	0.67	3.09)
FL01-86 66+00W		479.66-487.20	7.54	25	0.21%	0.19%	0.025	0.43	0.11	0.54
		493.00-499.15	6.15	20	0.50%	0.29%	0.036	0.76	0.13	0.89
		493.00-495.60	2.60	8	0.41%	0.51%	0.065	1.19	0.15	1.34
FL01-85 53+60W		356.83-365.60	8.77	29	0.62%	0.21%	0.025	0.65	0.12	0.77
		364.15-365.60	1.45	5	2.36%	0.59%	0.065	1.67	0.28	1.95

Hole FL01-86 was drilled on Section 6600 west as a 400 meter westerly stepout from hole FL01-84 and intersected the upper portion of the sulphide horizon. Drill hole FL01-89 was drilled 250 meters downdip from FL01-86 and intersected two massive sulphide horizons 7.45 meters (24 ft) and 18.85 meters (62 ft).

Drill holes FL01-89 and 91 have confirmed that both grade and width of mineralized massive sulphides continue to increase at depth.

Drill Hole FL01-101

Meters							
From	To	Thickness	Pd g/t (oz/t)	Pt g/t (oz/t)	Cu %	Ni %	Co%
962.28	962.63	0.35	103 (3.29)	26.7 (0.85)	-	-	-

SCHEDULE 'C'

MANAGEMENT DISCUSSION
STARFIELD RESOURCES INC.
Form 51-901F
THIRD QUARTER ENDING NOVEMBER 30, 2001

Drill hole FL01-101, located on Section 6800 West, was sited 200 meters west of drill hole FL01-89 and intersected the West Zone massive sulphide target approximately 200 meters lower than in hole FL01-89. A separate low-sulphide section with high-grade palladium-platinum content was intersected in FL01-101 above the massive sulphide zone. This new zone is interpreted as a separate horizon within the overall gabbroic host sill. It may represent a distinct mineralizing event caused by primary differentiation during cooling of the original sill.

Drill Hole FL01-104

	Depth (meters) From-To	Length (m)	(ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	Pd+Pt g/t
	843.6-852.44	8.84	29.2	1.24	0.94	0.093	2.27	0.30	2.57
	860.9-874.1	13.2	43.5	1.38	0.41	0.056	1.40	0.25	1.65
including	845.85-850.85	5.0	16.5	1.43	1.02	0.10	2.56	0.30	2.86
	953.52-954.02	0.5	1.7	-	-	-	9.90	1.44	11.34

Drill hole FL01-104 continues to show increased grades in the West Zone at depth and significantly, the new platinum-palladium horizon seen in FL01-101 has been intersected in this hole, below the massive sulphide unit. This low-sulphide section assayed 9.90 g/t palladium and 1.44 g/t platinum across 0.5 meters from 953.52-954.02 meters depth and indicates that other horizons of the newly-discovered mineralization are present.

Drill hole FL01-104 is located approximately 100 meters below hole FL01-91 on Section 6300 West, and lies 500 meters east of drill hole FL01-101 which also contained a high-grade platinum-palladium horizon.

Results from recent drilling at Starfield's Ferguson lake property have now been compiled by N.C. Carter, Ph.D., P.Eng., the Company's independent consulting engineer.

The Ferguson Lake project is now inferred to contain a resource of 60.1 million tonnes of massive sulphide mineralization in West Zone and East Zones I and II. West Zone, which hosts 92% of the total tonnage, includes zones of higher grades (1.5% plus and 2.0% plus Cu+Ni cutoff) occurring in two principal areas. These areas are contained within the broader mineralized zone between 3900 West and 5000 West and total 8.2 million tonnes grading 1.07% Cu, 0.82% Ni and 1.48 g/t/ Pd and 0.25 g/t/ Pt at a 1.5% combined Cu+Ni cutoff, and includes 2.6 million tonnes grading 1.18% Cu, 1.04% Ni and 1.88 g/t/ Pd and 0.32 g/t/ Pt at a 2.0% combined Cu+Ni cutoff. Two other areas of higher-grade mineralization are present in the West Zone at depth between 200 and 600 meters between Sections 5360 West and 6800 West.

SCHEDULE 'C'

MANAGEMENT DISCUSSION
STARFIELD RESOURCES INC.
Form 51-90IF
THIRD QUARTER ENDING NOVEMBER 30, 2001

Inferred resource estimates (excluding cobalt) for the Ferguson Lake project are summarized below:

Combined West Zone, East Zones I & II

Inferred Mineral Resource

Cutoff Grade	Tonnes (millions)	Copper (%)	Nickel (%)	Pd (g/t)	Pt (g/t)
1.0% Cu+Ni	60.1	0.93	0.59	1.32	0.19
1.5% Cu+Ni	30.6	1.17	0.77	1.69	0.25
2.0% Cu+Ni	12.7	1.39	0.85	1.92	0.28

The Company's independent consultant, N.C. Carter, Ph.D., P.Eng., has prepared the new estimates pursuant to CIM "Standards on Mineral Resources and Reserves" designed by the CIM Standing Committee on Reserve Definitions, adopted by CIM Council on August 20, 2000 and published in the CIM Bulletin of October, 2000. Dr. Carter calculated the new resource estimates manually for individual drill hole cross-sections employing the following parameters: *Cut-off Grades* – 1.0%, 1.5% and 2.0% combined Cu + Ni. *Minimum Drill Intersection* – 2.00 meters. *Area of Influence for Individual Drill Holes (down-dip)* – midway point between drill holes. *Area of Influence for Individual Cross-Sections* – midway point between sections. *Assumed Specific Gravity* – 3.80. A total of 150 drill hole intersections of massive sulphide mineralization were utilized in the resource calculations. Intervals between holes range from 120 meters on initial stepouts to approximately 40 meters for in-fill drill holes. Some of the 1950's drill results reported only "PGE" instead of separate assays for Pd and Pt. As a result the palladium and platinum values are calculated from a property-wide ratio of palladium to platinum of 7:1.

During the third quarter ending November 30, 2001, the Company raised $2,389,083 through the exercise of Warrants and Private Placement funding and expended $960,426 on exploration work at Ferguson Lake. The Company paid its Investor Relations person $9,000 during the 3 months period.

STARFIELD RESOURCES INC.

PRESS RELEASE

December 28th,2001

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 email: info@starfieldres.com website: starfieldres.com

#SRU-24-01

SRU.CDNX
SRFDF – OTC BB

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

RHODIUM ENCOUNTERED IN HIGH GRADE SYSTEM

The Company announces that during the normal course of check assaying, the presence of rhodium (a platinum group metal) has been detected in the Ferguson Lake sulphide system. One sample being analyzed for a broad spectrum of elements assayed ***2.74 g/t rhodium***. This rhodium is present over a 0.35 meter intersection in drill hole FL01-101 from 962.28 meters to 962.63 meters where earlier assay results returned ***103 g/t-3.29 oz/t Palladium and 26.7 g/t-0.85 oz/t Platinum*** as reported on October 3, 2001. Due to the high grade rhodium values encountered in this one sample, the Company has decided to re-analyze a number of the other high grade Platinum and Palladium results. The Company plans to drill additional holes adjacent to Hole FL01-101 commencing January 2002.

On behalf of the Board of Directors

"Glen Macdonald"

Glen Macdonald, Director
Director

STARFIELD RESOURCES INC.

PRESS RELEASE

December 28th 2001

#SRU-23-01

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 email: info@starfieldres.com website: starfieldres.com

SRU.CDNX
SRFDF – OTC BB

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

FINANCING IN PLACE FOR INITIAL HIGH GRADE STEP-OUT TARGET

Starfield Resources Inc. announces a Private Placement of 313,750 Flowthrough units at $0.50 CDN per unit with MTAX (No. 2) MINERAL LIMITED PARTNERSHP. Each unit will consist of a flowthrough common share and one purchase warrant. Each purchase warrant together with a payment of $0.55 during the ensuing 18 months entitles the holder to acquire a further flow through share. A finder's fee of 8% will be paid to Strand Securities Corporation.

The Company also announces a further Private Placement of up to **3,000,000 units at $0.50 per unit.** Each unit will consist of a common share and one common share purchase warrant. Each purchase warrant will be exercisable into a further common share of the Corporation within one year of the closing of the Private Placement upon payment of a further **$0.75.** A portion of the private placement will be flowthrough and the Corporation will pay a finder's fee commensurate with CDNX policies.

The funds raised will be used to drill target holes adjacent to the previously announced (October 3, 2001) high grade zone from Hole FL01-101 (***Palladium 103 g/t-3.29 oz/t and Platinum 26.7 g/t-0.85 oz/t, Rhodium 2.7 g/t***) at the Company's Ferguson Lake Platinum-Palladium-Nickel-Copper-Cobalt project in Nunavut Canada.

On behalf of the Board of Directors

"Glen Macdonald"

Glen Macdonald, Director
Director

STARFIELD RESOURCES INC.

PRESS RELEASE

February 6, 2002

#SRU-01-02

Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA
V6C 2T6
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 email: info@starfieldres.com website: starfieldres.com

SRU.CDNX
SRFDF – OTC BB

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD RETAINS CORPORATE FINANCE ADVISOR

Starfield is pleased to announce that the Company has retained Warrior, a division of Standard Bank of London as corporate finance advisor.

Warrior provides corporate finance and strategic advice exclusively to the mining, metals and minerals industries and will provide these services to Starfield for the Ferguson Lake project.

Starfield's exploration work to date has identified a resource exceeding 60 million tonnes at the 100% owned Ferguson Lake property as summarized below:

Cutoff Grade	Tonnes (millions)	Copper (%)	Nickel (%)	Pd (g/t)	Pt (g/t)
1.0% Cu+Ni	60.1	0.93	0.59	1.32	0.19
1.5% Cu+Ni	30.6	1.17	0.77	1.69	0.25
2.0% Cu+Ni	12.7	1.39	0.85	1.92	0.28

Additionally, on December 28, 2001 the Company announced discovery of a discreet new horizon assaying 103 g/t (3.29 oz/t) Palladium, 26.7 g/t (0.85 oz/t) Platinum and 2.74 g/t (0.09 oz/t) Rhodium. Starfield is currently awaiting startup of the 2002 drill program.

On behalf of the Board of Directors

"Glen Macdonald"

Glen Macdonald, P.Geol., Director